UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                        Omega Healthcare Investors, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    681936100
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                                 (CUSIP Number)

                               Kymberlyn J. Irvin
                             Explorer Holdings, L.P.
                                2200 Ross Avenue
                                 Suite 4200 West
                            Dallas, Texas 75201-6799
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 3, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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 CUSIP No.   681936100                      13D                Page 2 of 9 Pages
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Explorer Holdings, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                                    (b) | |
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                               | |
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
 NUMBER OF                    7     SOLE VOTING POWER
 SHARES
 BENEFICIALLY                       None
 OWNED BY                   ----------------------------------------------------
 EACH REPORTING               8     SHARED VOTING POWER
 PERSON WITH
                                    29,113,030**
                            ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    None
                            ----------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    29,113,030**
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             29,113,030**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    | |
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             54.0%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** The Reporting Person beneficially owns 12,338,310 shares of common stock and 1,048,420 shares of Series C Convertible Preferred Stock, which Series C shares are convertible into 16,774,720 shares of common stock of Omega. Based upon the number of shares of common stock reported to be outstanding by Omega as of March 29, 2002, all such shares would represent 54.0% of Omega's common stock, after giving effect to the conversion of the Series C Preferred.

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 CUSIP No.   681936100                      13D                Page 3 of 9 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Explorer Holdings GenPar, LLC
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                                    (b) | |
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                               | |
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
 NUMBER OF                    7     SOLE VOTING POWER
 SHARES
 BENEFICIALLY                       None
 OWNED BY                   ----------------------------------------------------
 EACH REPORTING               8     SHARED VOTING POWER
 PERSON WITH
                                    29,113,030**
                            ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    None
                            ----------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    29,113,030**
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             29,113,030**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    | |
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             54.0%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  See footnote ** on page 2 of this Schedule 13D/A.

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 CUSIP No.   681936100                      13D                Page 4 of 9 Pages
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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Hampstead Investment Partners III, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                                    (b) | |
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                               | |
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
--------------------------------------------------------------------------------
 NUMBER OF                    7     SOLE VOTING POWER
 SHARES
 BENEFICIALLY                       None
 OWNED BY                   ----------------------------------------------------
 EACH REPORTING               8     SHARED VOTING POWER
 PERSON WITH
                                    29,113,030**
                            ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    None
                            ----------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    29,113,030**
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             29,113,030**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    | |
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             54.0%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  See footnote ** on page 2 of this Schedule 13D/A.

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 CUSIP No.   681936100                      13D                Page 5 of 9 Pages
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Donald J. McNamara
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                                    (b) | |
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                               | |
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
 NUMBER OF                    7     SOLE VOTING POWER
 SHARES
 BENEFICIALLY                       541,529**
 OWNED BY                   ----------------------------------------------------
 EACH REPORTING               8     SHARED VOTING POWER
 PERSON WITH
                                    29,113,030**
                            ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    541,529**
                            ----------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    29,113,030**
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             29,654,559**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    | |
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             55.0%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Mr.McNamara may be deemed to beneficially own, due to his relationship with Explorer Holdings, L.P., the 12,338,310 shares of common stock and 1,048,420 shares of Series C Convertible Preferred Stock owned by Explorer, which Series C shares are convertible into 16,774,720 shares of common stock of Omega. Mr. McNamara also (i) owns 161,106 shares of common stock directly, (ii) holds options for 11,000 shares of common stock, of which 3,666 are exercisable immediately or in the next 60 days, (iii) may be deemed to have beneficial ownership of 1,466 shares of common stock held by a trust established by Mr. McNamara for non-family members of which Mr. McNamara is the trustee, (iv) may be deemed to have beneficial ownership of 7,546 shares of common stock held by a charitable foundation established by Mr. McNamara of which Mr. McNamara has voting and investment control, and
     (v) may be deemed to have beneficial ownership of 367,745 shares of common stock held by a partnership established by Mr. McNamara for the benefit of certain members of Mr. McNamara's family, of which Mr. McNamara may be deemed to have voting or investment power. Based upon the number of shares of common stock reported to be outstanding by Omega as of March 29, 2002, all such shares would represent 55.0% of Omega's common stock, after giving effect to the conversion of the Series C Preferred. Mr. McNamara disclaims beneficial ownership of all shares held by Explorer and the trust, charitable foundation and partnership discussed above.

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 CUSIP No.   681936100                      13D                Page 6 of 9 Pages
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Daniel A. Decker
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                                    (b) | |
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                               | |
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
 NUMBER OF                    7     SOLE VOTING POWER
 SHARES
 BENEFICIALLY                       8,307**
 OWNED BY                   ----------------------------------------------------
 EACH REPORTING               8     SHARED VOTING POWER
 PERSON WITH
                                    29,113,030**
                            ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    8,307**
                            ----------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    29,113,030**
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             29,121,337**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    | |
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             54.0%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Mr. Decker may be deemed to beneficially own, due to his relationship with Explorer Holdings, L.P., the 12,338,310 shares of common stock and 1,048,420 shares of Series C Convertible Preferred Stock owned by Explorer, which Series C shares are convertible into 16,774,720 shares of common stock of Omega. Mr. Decker also (i) owns 4,641 shares of common stock directly and (ii) holds options for 11,000 shares of common stock, of which 3,666 are exercisable immediately or in the next 60 days. Based upon the number of shares of common stock reported to be outstanding by Omega as of March 29, 2002, all such shares would represent 54.0% of Omega's common stock, after giving effect to the conversion of the Series C Preferred. Mr. Decker also disclaims beneficial ownership of all shares held by Explorer.

     This amendment amends and supplements the information set forth in the Statement on Schedule 13D filed on May 25, 2000, as amended on April 19, 2001, September 20, 2001, October 29, 2001, November 26, 2001, February 22, 2002, and March 28, 2002 (as amended, the "Statement") by the Reporting Persons.

Item 1. Security and Issuer.

     This amendment relates to the common stock, par value $0.10 (the "Common Stock"), of Omega Healthcare Investors, Inc. (the "Company") and the Series C Convertible Preferred Stock, par value $1.00 (the "Series C Preferred"), of the Company.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended to add the following at the end thereof:

     The Reporting Persons have purchased 396,157 additional shares of Common Stock since the date of the last amendment to this Statement. The source of funds for the Reporting Persons' purchase of the 396,157 shares was the Reporting Persons' working capital, which was derived from capital contributions from its partners.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) is hereby amended to read in its entirety as follows:

     (a) Each of the Reporting Persons, other than Messrs. McNamara and Decker, beneficially owns 29,113,030 shares of Common Stock, which includes 16,774,720 shares of Common Stock owned by virtue of Explorer's ownership of 1,048,420 shares of Series C Preferred. Based on the number of shares of Common Stock reported to be outstanding as of March 29, 2002, such shares would represent 54.0% of the Company's outstanding shares of Common Stock, after giving effect to the conversion of the Series C Preferred.

     Messrs. Decker and McNamara may be deemed to beneficially own all shares held by Explorer by virtue of their relationship with Explorer and additional shares of Common Stock described on pages 5 and 6 of this Statement.

     Item 5(c) is hereby amended to add the following at the end thereof:

     (c) Explorer has engaged in the following transactions on the New York Stock Exchange since the date of the last amendment to this Statement:

                                                        Weighted Average Price
  Trade Date                Aggregate Number             of Shares Purchased
--------------------------------------------------------------------------------
  3/28/2002                     158,600                          $5.13
  4/1/2002                      181,800                          $5.28
  4/2/2002                       19,500                          $5.21
  4/3/2002                       13,057                          $5.24
  4/5/2002                       23,200                          $5.25

                                   SIGNATURES


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct, and agree that this Statement may be filed collectively on behalf of each of the undersigned by Explorer Holdings, L.P., Explorer Holdings GenPar, LLC, Hampstead Investment Partners III, L.P., Donald J. McNamara and Daniel A. Decker.


Date:  April 9, 2002                   EXPLORER HOLDINGS, L.P.

                                       By:  Explorer Holdings GenPar, LLC,
                                            its General Partner


                                       By:  /s/ Kymberlyn J. Irvin
                                            ------------------------
                                                Kymberlyn J. Irvin
                                                Authorized Officer

                                       EXPLORER HOLDINGS GENPAR, LLC


                                       By:  /s/ Kymberlyn J. Irvin
                                            ------------------------
                                                Kymberlyn J. Irvin
                                                Authorized Officer

                                       HAMPSTEAD INVESTMENT PARTNERS III, L.P.

                                       By:  Hampstead Investment Partners III
                                            GenPar, L.P., its General Partner

                                       By:  Hampstead GenPar III, LLC,
                                            its General Partner


                                       By:  /s/ Kymberlyn J. Irvin
                                            ------------------------
                                                Kymberlyn J. Irvin
                                                Authorized Officer


                                           /s/ Kymberlyn J. Irvin *
                                           -------------------------
                                               Donald J. McNamara

---------------------
*  Pursuant to Power of Attorney previously file.